December 12, 2005

Room 4561

Walter K. Weisel
Chief Executive Officer
Innova Holdings, Inc.
17105 San Carlos Boulevard, Suite A1651
Fort Myers, Florida 33931

Re:  	Innova Holdings, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
      Filed November 28, 2005
      File No. 333-127368

      Form 10-KSB/A for Fiscal Year Ended December 31, 2004
      Filed on November 22, 2005
      Forms 10-QSB/A for Fiscal Quarters Ended March 31, 2005 and
June 30, 2005
      Filed on November 22, 2005
      Form 10-QSB for Fiscal Quarter Ended September 30, 2005
      Filed on November 21, 2005

Dear Mr. Weisel:

	This is to advise you that we have limited our review of the above-referenced filings to the responses to our comment letter dated
October 28, 2005 and other matters addressed in the comments below.

Registration Statement on Form SB-2, as amended

Risk Factors page 5
1. We note your revised risk factors concerning the ineffectiveness of the company`s disclosure controls and procedures and internal controls over financial reporting. However, we note that the risk factor merely provides a factual discussion of the factors that led to your determinations and a discussion of the remediation measures.
As previously requested, please revise to disclose the ramifications of your ineffective internal and disclosure controls for potential investors with specific emphasis on how this ineffectiveness makes the offering speculative or risky. See Item 503 of Regulation S-B.





Selling Stockholders, page 13
2. We refer you to comment 4 of our letter dated October 28, 2005. Please revise to disclose the services provided by Monitor Capital as disclosed in your supplemental response.

Plan of Operations, page 23
3. We note your revised disclosure in response to comment 6 of our letter dated October 28, 2005. However, we note that the discussion of the specific effects on liquidity is contained only in your Form
10-QSB and not in this amended Form SB-2. Please revise to include the paragraph that discusses the remedial measures effects on liquidity.
Market Price of and Dividends on the Registrant`s Common Equity and
Other Stockholder Matters
Reports to Security Holders, page 58
4. Please revise this section to include the new address of the SEC
Headquarters at 100 F Street, N.E. Washington, D.C. 20549.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
5. Please confirm that in any subsequent certifications made pursuant to Item 601(b)(31) of Regulation S-B you will provide the language as exactly stated in Item 601(b)(31). For example, we note in paragraphs 2, 3, 4(a), 4(b), 4(c) you reference "quarterly report"
and not "report" generally.  Please note that only paragraph 1 should
specify the type of report.
						*  *  *

      If you have any questions, please contact Adam Halper at
(202)
551-3482. If you require additional assistance you may contact me at
(202) 551-3730.



							Sincerely,



							Barbara C. Jacobs
							Assistant Director



cc:  	Eric Pinero
	Sichenzia Ross Friedman Ference LLP
	Fax: (212) 930-9725


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Walter K. Weisel
Innova Holdings, Inc.
December 12, 2005
Page 1